UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TESARO, Inc.

(Name of Subject Company)

TESARO, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

881569107

(CUSIP Number of Common Stock)

Leon O. Moulder, Jr.

Chief Executive Officer

TESARO, Inc.

1000 Winter Street

Waltham, Massachusetts 02451

(339) 970-0900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Asher M. Rubin William I. Intner Hogan Lovells US LLP 100 International Drive, Suite 2000 Baltimore, Maryland 21202 (410) 659-2700	Christopher D. Comeau Paul M. Kinsella Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by TESARO, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission on December 14, 2018 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Adriatic Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of GlaxoSmithKline LLC, a limited liability company organized under the laws of Delaware, which is an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $75.00 per Share, net to the holder in cash, without interest, subject to any withholding taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 14, 2018, and in the related Letter of Transmittal, dated December 14, 2018, each of which is attached to the Tender Offer Statement on Schedule TO, dated December 14, 2018, as Exhibits (a)(1)(a) and (a)(1)(b), respectively, and may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below.

Item 8.      Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph replaces the second and third sentences under the subheading “Germany” in Item 8 on p. 54 of the Schedule 14D-9.

“Parent filed a notification with the FCO on December 18, 2018 with respect to the Offer. The one-month review period is scheduled to expire at 11:59 P.M., Central European Time, on January 18, 2019, unless (i) the FCO issues a clearance decision prior to the expiration of the review period or (ii) the FCO notifies Parent within the review period after the date of filing of the initiation of an in-depth investigation.”

The following paragraph replaces the fourth sentence under the subheading “Austria” in Item 8 on p. 55 of the Schedule 14D-9.

“Parent filed a notification with the FCA on December 18, 2018 with respect to the Offer. The four-week review period is scheduled to expire at 11:59 P.M., Central European Time, on January 15, 2019, unless (i) the FCA issues a waiver prior to the expiration of the review period or (ii) a motion is filed with the Austrian Cartel Court to review the transactions.”

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2018	TESARO, Inc.

	By:	/s/ Leon O. Moulder, Jr.
Name: Leon O. Moulder, Jr.
Title: Chief Executive Officer